                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               SEQUA CORPORATION
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                   81732 010
                                (CUSIP Number)

                            Mr. Norman E. Alexander
                             c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                                August 10, 1994
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box /__/.


         Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Norman E. Alexander
                  S.S. ####-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  x
                                                                      ---
                                                                  (b) ---
3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.


                                    7)      SOLE VOTING POWER
                                            1,878,882
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          1,878,882
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,878,882

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.66%

14)      TYPE OF REPORTING PERSON*
                  IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fifty Broad Street, Inc.
                  I.R.S. Id. No.  13-1769653

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  x
                                                                       ---
                                                                   (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                                    7)      SOLE VOTING POWER
                                            101,463
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          101,463
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  101,463

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.6%

14)      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Forfed Corporation
                  I.R.S. Id.No.  13-0714303

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  x
                                                                     ---
                                                                 (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*
                  WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                    7)      SOLE VOTING POWER
                                            1,389,643
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          1,389,643
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,389,643

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.96%

14)      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  42 New Street Inc.
                  I.R.S. Id.No. 13-1861794
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  x
                                                                      ---
                                                                  (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                                    7)      SOLE VOTING POWER
                                            43,725
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          43,725
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  43,725

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.69%

14)      TYPE OF REPORTING PERSON*
                  CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Youandi Corporation
                  I.R.S. Id.  No.  13-1936115

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                        ---
                                                                    (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                                    7)      SOLE VOTING POWER
                                            30,000
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          30,000
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  30,000

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.47%

14)      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Galleon Syndicate Corporation
                  I.R.S. Id.  No.  13-3150821

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  x
                                                                      ---
                                                                  (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York


                                    7)      SOLE VOTING POWER
                                            27,500
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          27,500
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  27,500

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.43%

14)      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

                  This statement relates to the Class A Common Stock, no par value per share (the "Shares"), of Sequa Corporation, a Delaware corporation (the "Company"), the principal executive offices of which are located at 200 Park Avenue, Suite 5410, New York, New York 10166.

Item 2. Identity and Background

                  This statement is being filed on behalf of Norman E. Alexander and the following corporations: Fifty Broad Street, Inc. ("Fifty Broad"), a New York corporation; Forfed Corporation ("Forfed"), a Delaware corporation; 42 New Street, Inc. ("42 New"), a New York corporation; Galleon Syndicate Corporation ("Galleon"), a New York corporation; and Youandi Corporation ("Youandi"), a New York corporation (such corporations are collectively referred to as the "Corporations"). All of the Corporations are directly wholly owned by Mr. Alexander. Identifying information pertaining to Mr. Alexander, the Corporations and their executive officers and directors appears as Exhibit 1.

                  During the last five years none of Mr. Alexander, any of the Corporations or, to the best knowledge of the Corporations, any of the executive officers or directors named in Exhibit 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  The 50,000 Shares to which this statement relates were purchased by Forfed on August 10, 1994 at an aggregate cost of $1,387,500 (plus a commission of approximately $2,500). Forfed purchased the 50,000 Shares with working capital.

Item 4. Purpose of Transaction

                  The purchase of the Shares was to reinforce Mr. Alexander's controlling interest in the Company.

Item 5. Interest in Securities of Issuer

                  As a result of the purchase on August 10, 1994, Mr. Alexander individually and through the Corporations beneficially owns an aggregate of 1,878,822 Shares comprising approximately 29.66% of the outstanding Shares. Forfed now owns 1,389,643 Shares or approximately 21.66% of the Shares outstanding, Fifty Broad owns 101,463 Shares or approximately 1.6% of the Shares outstanding, 42 New owns 43,725 Shares or approximately 0.69% of the Shares outstanding, Youandi owns 30,000 Shares or approximately 0.47% of the Shares outstanding and Galleon owns 27,500 Shares or approximately 0.43% of the Shares outstanding.

                  Each of the above persons has the sole right to vote and dispose of all of its Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and to dispose of all of such Shares. In addition to his ownership of the Shares, Mr. Alexander also beneficially owns individually and through the Corporations an aggregate of 1,886,647 shares, or approximately 56.64%, of the Company's Class B Common Stock.

                  Of the 1,878,822 Shares owned by Mr. Alexander, 100,000 Shares owned directly by Mr. Alexander and 20,000 Shares owned by Fifty Broad are pledged as collateral to The Bank of Nova Scotia; and 59,682 Shares owned directly by Mr. Alexander and 26,112 Shares owned by Fifty Broad are pledged as collateral to Citibank, N.A.

                  All of the 50,000 Shares to which this statement relates were purchased on August 10, 1994 by Forfed on the New York Stock Exchange at a price of $27.25 per Share (plus a commission of approximately $.05 per Share). See also Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Certain Information about Executive Officers and Directors of the Corporations.

Exhibit 2.        Joint Filing Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         FIFTY BROAD STREET, INC.
                                         FORFED CORPORATION
                                         42 NEW STREET, INC.
                                         YOUANDI CORPORATION
                                         GALLEON SYNDICATE CORPORATION


                                         /s/Norman E. Alexander
                                         ----------------------
                                         Norman E. Alexander
                                         Individually and on behalf of the
                                         above-named Corporations as
                                         President or Chairman

August 19, 1994

                                 EXHIBIT INDEX

Exhibit 1. Certain Information about Executive Officers and Directors of the Corporations.

Exhibit 2.        Joint Filing Agreement.